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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
Manufacturers' Services Limited (Name of Issuer)

Common Stock, $0.001 par value per share
(Including Common Stock issuable upon conversion of
5.25% Series A Convertible Preferred Stock and 4.5% Series B
Convertible Preferred Stock and upon exercise of Warrants and Options)
(Title of Class of Securities)
565005105 (CUSIP Number)

Onex Corporation
Canada Trust Tower
161 Bay Street — 49th Floor
Toronto, Ontario M5J 2S1 Canada
Attention: Ewout R. Heersink
(416) 362-7711
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Joel I. Greenberg, Esq. and Lynn Toby Fisher, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000
March 12, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 18 pages.
Exhibit Index on page 17.

CUSIP No. 56500 5105	SCHEDULE 13D	Page 2 of 18 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person ONEX CORPORATION

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES	(7)	Sole Voting Power -0 -
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power SEE ITEM 5
PERSON WITH
	(9)	Sole Dispositive Power -0 -

	(10)	Shared Dispositive Power SEE ITEM 5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) SEE ITEM 5

(14)	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 56500 5105	SCHEDULE 13D	Page 3 of 18 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CELESTICA INC.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES	(7)	Sole Voting Power -0 -
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power SEE ITEM 5
PERSON WITH
	(9)	Sole Dispositive Power -0 -

	(10)	Shared Dispositive Power SEE ITEM 5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) SEE ITEM 5

(14)	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 56500 5105	SCHEDULE 13D	Page 4 of 18 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CELESTICA (USA) INC. (FORMERLY KNOWN AS MSL ACQUISITION SUB INC.)

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES	(7)	Sole Voting Power -0 -
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power SEE ITEM 5
PERSON WITH
	(9)	Sole Dispositive Power -0 -

	(10)	Shared Dispositive Power SEE ITEM 5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) SEE ITEM 5

(14)	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 56500 5105	SCHEDULE 13D	Page 5 of 18 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person GERALD W. SCHWARTZ

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES	(7)	Sole Voting Power -0 -
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power SEE ITEM 5
PERSON WITH
	(9)	Sole Dispositive Power -0 -

	(10)	Shared Dispositive Power SEE ITEM 5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) SEE ITEM 5

(14)	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

        This Amended and Restated Statement on Schedule 13D (this "Statement") amends and restates the Statement on Schedule 13D (the "Original Statement") filed with the Securities and Exchange Commission (the "SEC") on October 24, 2003, by Onex Corporation, an Ontario, Canada corporation ("Onex"), Celestica Inc., an Ontario, Canada corporation ("Celestica"), Celestica (USA) Inc., a Delaware corporation and wholly-owned subsidiary of Celestica (formerly known as MSL Acquisition Sub Inc. ("Celestica (USA)") and Gerald W. Schwartz.

Item 1. Security and Issuer.

        This Statement is filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Manufacturers' Services Limited, a Delaware corporation (the "Issuer"). The Issuer's filings with the SEC state that the principal office of the Issuer is located at 300 Baker Avenue, Suite 106, Concord, Massachusetts 01742.

Item 2. Identity and Background.

        This Statement is being filed by Onex, Celestica, Celestica (USA) and Gerald W. Schwartz. Mr. Schwartz, together with Onex, Celestica and Celestica (USA) are hereinafter collectively referred to as the "Reporting Persons."

        The Reporting Persons are filing this Statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

        Onex is a publicly listed, diversified holding company that operates through autonomous subsidiaries. Onex controls Celestica through its ownership of a majority of the voting rights attaching to all shares of Celestica. The address of the principal business and the principal offices of Onex is 161 Bay Street, P.O. Box 700, Ontario, Canada M5J 2S1.

        Celestica is a leading provider of electronics manufacturing services to original equipment manufacturers worldwide. Celestica (USA) is a wholly-owned subsidiary of Celestica. The address of the principal business and the principal offices of both Celestica and Celestica (USA) is 1150 Eglinton Avenue East, Toronto, Ontario, Canada M3C 1H7.

        The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule I hereto and are incorporated herein by reference.

        The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The business address of Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex.

Page 6 of 18 pages.

        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Merger (as defined below) was financed with: (i) the issuance of approximately $14.3 million subordinate voting shares of Celestica in exchange for all of the Common Stock and certain shares of the Series B Preferred (as defined below) and (ii) cash of approximately $50.6 million paid in exchange for all of the Series A Preferred (as defined below) and certain shares of the Series B Preferred. Celestica also assumed all of the Issuer's outstanding options and warrants which, as a result of the Merger, were converted into the right to purchase subordinate voting shares of Celestica.

Item 4. Purpose of Transaction.

        On March 12, 2004, the Issuer was merged with and into Celestica (USA) (the "Merger") pursuant to an Agreement and Plan of Merger, dated as of October 14, 2003, as amended, by and among Celestica, Celestica (USA) and the Issuer (the "Merger Agreement").

        The Merger Agreement was adopted by the holders of the majority of outstanding shares of the Common Stock and the Issuer's 5.25% Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred"), and 4.5% Series B Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred"), at a special meeting of stockholders held on March 12, 2004. Pursuant to a stockholder agreement dated October 14, 2003 (the "Stockholder Agreement"), various entities associated with Credit Suisse First Boston Private Equity, Inc. (the "CSFB Entities"), collectively the holders of 16,353,979 shares of Common Stock and 300,000 shares of Series A Preferred, or 41.4% of the votes entitled to be cast (the "CSFB Shares"), appointed Celestica (USA) as proxy to vote the CSFB Shares. Celestica (USA), as proxy for and on behalf of each of the CSFB entities, voted to adopt the Merger Agreement in accordance with the terms of the Stockholder Agreement. The stockholder agreements between Celestica, Celestica (USA) and each of John Boucher, Robert Bradshaw, Alan Cormier, Richard J. Gaynor, Sean Lannan, Bruce Leasure, Albert A. Notini, Santosh Rao, Dewayne Rideout and Gerald Campenella which appear as Exhibits 4 through 13 of the Original Statement were subsequently amended to eliminate the voting proxy granted to Celestica (USA).

        Pursuant to the Merger Agreement, as a result of the Merger (i) each outstanding share of Common Stock was cancelled, retired and converted into the right to receive 0.375 of a subordinate voting share of Celestica, (ii) each outstanding share of Series A Preferred and Series B Preferred (other than shares for which a valid Stock Election (as defined in the Merger Agreement) was made) was cancelled, retired and converted into the right to receive $52.50 plus accrued dividends of $0.525 per Series A Preferred share or $0.45 per Series B Preferred share in cash, (iii) each outstanding share of Series A Preferred for which a valid Stock Election was made was cancelled, retired and converted into the right to receive 2.914 subordinate voting shares of Celestica, and (iv) each outstanding share of Series B Preferred for which a valid Stock Election was made was cancelled, retired and converted into the right to receive 3.178 subordinate voting shares of Celestica plus a "make-whole" payment of $2.25 in cash.

Page 7 of 18 pages.

        Pursuant to the Merger Agreement, the Issuer's board of directors was replaced with the board of directors of Celestica (USA), which, at the consummation of the Merger, consisted of Elizabeth L. DelBianco and Stephen W. Delaney.

        Pursuant to the Merger Agreement, the Issuer's Certificate of Incorporation was replaced with the Certificate of Incorporation attached as Exhibit A to the Certificate of Merger filed by the Issuer with the office of the Secretary of State of the State of Delaware on March 12, 2004 (the "Certificate of Merger") and the Issuer's Bylaws were replaced with the Bylaws of Celestica (USA). Copies of the Certificate of Merger and the Bylaws of Celestica (USA) are incorporated by reference as Exhibits 4 and 5 to this Statement.

        As of the close of business on March 12, 2004, the Common Stock was voluntarily delisted from the New York Stock Exchange. In addition, on March 12, 2004, the Issuer filed with the SEC a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15.

        The foregoing summaries of the Merger Agreement and Stockholder Agreement do not purport to be complete and are qualified in their entirety by references to the full text of the Merger Agreement and Stockholder Agreement, copies of which are incorporated by reference as Exhibits 2 and 3 to this Statement.

        Other than as set forth above, none of the Reporting Persons, and other persons and entities set forth on Schedule 1 hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        The following information is given with respect to the Reporting Persons:

        (a)    Celestica beneficially and directly owns all of the capital stock of Celestica (USA), the successor by merger to the Issuer.

        Onex beneficially owns, directly or indirectly, all 39,065,950 of the outstanding multiple voting shares and 3,172,191 subordinate voting shares of Celestica. The number of shares owned by Onex, together with those shares Onex has the right to vote, represent approximately 84.5% of the voting interest in Celestica and approximately 2% of the outstanding subordinate voting shares of Celestica.

        Mr. Schwartz beneficially and directly owns 188,744 shares of the outstanding subordinate voting shares of Celestica. Mr. Schwartz beneficially owns, directly or indirectly, all 100,000 of the outstanding multiple voting shares, all 176,078 of the Senior Preferred Shares, Series 1 and 27,484,518 subordinate voting shares of Onex. The number of shares of Onex owned by Mr. Schwartz, together with those shares he has the right to vote, represent approximately 67.58% of the voting interest in Onex.

        (b)    By virtue of Celestica's direct ownership of Celestica (USA), Onex's majority ownership and control of Celestica and Mr. Schwartz's majority ownership and control of Onex, the Reporting Persons may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the Common Stock identified in paragraph (a) above. None of the Reporting Persons may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock identified in paragraph (a) above.

Page 8 of 18 pages.

        (c)    Except as described above, the Reporting Persons do not, nor to the best of their knowledge, do any of the persons listed on Schedule I hereto beneficially own any shares of Common Stock or have effected any purchase or sale transaction in shares of Common Stock in the 60-day period preceding the date of this Statement.

        (d)    Not applicable.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

        1.    Joint Filing Agreement, dated March 23, 2004, among Onex Corporation, Celestica Inc., Celestica (USA) Inc. and Gerald W. Schwartz, relating to the filing of a joint statement on Schedule 13D (filed herewith).

        2.    Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited (incorporated by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed with the SEC on October 17, 2003).

        3.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and DLS Merchant Banking Funding Inc., DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners C.V., DLJ First ESC L.P., DLJ ESC II L.P., EMA 2001 Plan, L.P., Dockhards 2001 Plan, L.P., Paradeplatz 2001 Plan, L.P., LSFB 2001 Investors, L.P., Credit Suisse First Boston Private Equity, Inc. and DLJ Merchant Banking, Inc (incorporated by reference to Exhibit 99.1 to the Issuer's Report on Form 8-K filed with the SEC on October 17, 2003).

        4.    Certificate of Merger as filed by Manufacturers' Services Limited with the office of the Secretary of State of the State of Delaware on March 12, 2004 (filed herewith).

        5.    Bylaws of Celestica (USA) Inc. (formerly known as MSL Acquisition Sub Inc.) (filed herewith).

Page 9 of 18 pages.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: March 23, 2004

ONEX CORPORATION
By:	/s/ DONALD W. LEWTAS
	Name:	Donald W. Lewtas
	Title:	Authorized Signatory
/s/ DONALD W. LEWTAS Donald W. Lewtas, Authorized Signatory for Gerald W. Schwartz
CELESTICA INC.
By:	/s/ ELIZABETH L. DELBIANCO
	Name:	Elizabeth L. DelBianco
	Title:	Chief Legal Officer
CELESTICA (USA) INC.
By:	/s/ ELIZABETH L. DELBIANCO
	Name:	Elizabeth L. DelBianco
	Title:	President and Treasurer

Page 10 of 18 pages.

SCHEDULE I

        The name, business address, present principal occupation of each director and executive officer of Onex Corporation, Celestica Inc. and Celestica (USA) Inc. are set forth below. All executive officers and directors listed on this Schedule I are Canadian citizens, except as specifically indicated below.

Onex Corporation

Name	Business Address	Present Principal Occupation or Employment
Gerald W. Schwartz	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chairman of the Board, President, Chief Executive Officer and Director
Ewout R. Heersink (Netherlands Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director and Chief Financial Officer
Mark L. Hilson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
Anthony R. Melman	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director Taxation
Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
Donald W. Lewtas	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Page 11 of 18 pages.

Name	Business Address	Present Principal Occupation or Employment
Andrew J. Sheiner	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
Nigel S. Wright	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
John S. Elder, Q.C.	1 First Canadian Place 100 King Street West Toronto, Ontario Canada M5X 1B2	Secretary of Onex; Vice Chairman of the law firm of Fraser Milner
Dan C. Casey	Creson Corporation 16 Clarence Square Toronto, Ontario Canada M5V 1H1	Director of Onex; Chairman and Chief Executive Officer of Creson Corporation, an Ontario investment holding company
Donald H. Gales	N/A	Director
Serge Gouin	Citigroup Global Markets Canada Inc. 630 René-Lévesque Boulevard W. Suite 2450 Montreal, Quebec Canada H3B IS6	Director of Onex; Vice Chairman of Citigroup Global Markets Canada Inc.
Brian M. King	N/A	Director
J. William E. Mingo, Q.C.	Stewart McKelvey Stirling Scales 1959 Upper Water St. 10th Floor Halifax, Nova Scotia Canada B3J 2X2	Director of Onex; Partner at Stewart McKelvey Stirling Scales, a law firm in Halifax, Nova Scotia
J. Robert S. Prichard, O.C.	Torstar Corporation One Yonge Street Toronto, Ontario Canada M5E 1E6	Director of Onex; President and Chief Executive Officer of Torstar Corporation
R. Geoffrey P. Styles	N/A	Director

Page 12 of 18 pages.

Name	Business Address	Present Principal Occupation or Employment
Arni C. Thorsteinson	Shelter Canadian Properties Limited 2600-7 Evergreen Place Winnipeg, Manitoba Canada R3L 2T3	Director of Onex; President of Shelter Canadian Properties Limited
Heather M. Reisman	Indigo Books and Music Inc. 468 King St. W. Suite 500 Toronto, Ontario Canada M5V 1L8	Director of Onex; President and CEO of Indigo Books and Music Inc.

Celestica Inc.

Name	Business Address	Present Principal Occupation or Employment
Stephen W. Delaney	4701 Technology Parkway Fort Collins, CO USA 80528	Chief Executive Officer
J. Marvin MaGee	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	President and Chief Operating Officer
Anthony P. Puppi	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Executive Vice President, Chief Financial Officer and General Manager, Global Services
Elizabeth L. DelBianco	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Chief Legal Officer and Secretary
Robert L. Crandall (U.S. Citizen)	AMR Corporation 5215 N. O'Connor Blvd. Suite 1775 Irving, TX USA 75039	Chairman of the Board of Directors
William Etherington	N/A	Director
Richard S. Love (U.S. Citizen)	28100 Story Hill Lane Los Altos Hills, CA USA 94022	Director

Page 13 of 18 pages.

Name	Business Address	Present Principal Occupation or Employment
Anthony R. Melman	Onex Corporation 161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2SI	Director of Celestica; Managing Director of Onex
Gerald W. Schwartz	Onex Corporation 161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2SI	Director of Celestica; Chairman of the Board, President and Chief Executive Officer of Onex
Charles W. Szuluk	41 Lost Beach Lane Vero Beach, FL USA 32963	Director
Don Tapscott	Alliance for Converging Technologies 133 King Street East Suite 300 Toronto, Ontario Canada M5C 1G6	Director of Celestica; Chairman of Alliance for Converging Technologies
R. Thomas Tropea	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice Chair, Global Marketing and Business Development
N.K. Quek	49/18Moo 5, Tungsulehla Srirache, Chonoburi Thailand 20230	President, Asia Operations
Peter J. Bar	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice President and Corporate Controller
Arthur P. Cimento	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Corporate Strategies
Iain S. Kennedy	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Group Executive, Global Supply Chain and Information Technology

Page 14 of 18 pages.

Name	Business Address	Present Principal Occupation or Employment
Donald S. McCreesh	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Corporate Affairs
Paul Nicoletti	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice President and Corporate Treasurer
Rahul Suri	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Corporate Development, Market and Integration
F. Graham Thouret	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Finance
Lisa Colnett	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Human Resources

Celestica (USA) Inc.

Name	Business Address	Present Principal Occupation or Employment
Elizabeth L. DelBianco	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Chief Legal Officer and Secretary of Celestica; President and Treasurer and a Director of Celestica (USA)
Todd Melendy	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice President and Secretary
Rahul Suri	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice President

Page 15 of 18 pages.

Name	Business Address	Present Principal Occupation or Employment
Stephen W. Delaney	4701 Technology Parkway Fort Collins, CO USA 80528	Director

Page 16 of 18 pages.

INDEX TO EXHIBITS

EXHIBIT
1.	Joint Filing Agreement, dated March 23, 2004, among Onex Corporation, Celestica Inc., Celestica (USA) Inc. and Gerald W. Schwartz, relating to the filing of a joint statement on Schedule 13D (filed herewith).
2.
Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited (incorporated by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed with the SEC on October 17, 2003).
3.
Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and DLS Merchant Banking Funding Inc., DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners C.V., DLJ First ESC L.P., DLJ ESC II L.P., EMA 2001 Plan, L.P., Dockhards 2001 Plan, L.P., Paradeplatz 2001 Plan, L.P., LSFB 2001 Investors, L.P., Credit Suisse First Boston Private Equity, Inc. and DLJ Merchant Banking, Inc (incorporated by reference to Exhibit 99.1 to the Issuer's Report on Form 8-K filed with the SEC on October 17, 2003).
4.	Certificate of Merger as filed by Manufacturers' Services Limited with the office of the Secretary of State of the State of Delaware on March 12, 2004 (filed herewith).
5.	Bylaws of Celestica (USA) Inc. (formerly known as MSL Acquisition Sub Inc.) (filed herwith).

Page 17 of 18 pages.

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SCHEDULE 13D
INDEX TO EXHIBITS